

Annual Report

SEPTEMBER 30, 2016

Ivy High Income Opportunities Fund
The Fund's common shares are listed on the New York
Stock Exchange and trade under the ticker symbol IVH

CONTENTS

SEPTEMBER 30, 2016 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

Across the fiscal year, investors endured a range of issues that triggered market volatility. Concerns about global economic growth, interest rates, fluctuation in oil prices and the outcome of the U.S. presidential election created headwinds, though the financial markets remained resilient.

After a difficult start to 2016, the markets recovered in the spring, were buffeted again in June by the United Kingdom's vote to leave the European Union and, in July, the S&P 500 Index reached a record high, though it has dropped slightly since then.

While financial markets dislike the uncertainty brought on by the above issues, domestic equities and fixed income securities have performed fairly well over the fiscal year. See the table for a year-over-year comparison in some common market metrics.

Despite what feels like ongoing negative headlines, the U.S. economic expansion has continued. The U.S. remains a relative bright spot in the world, supported primarily by the U.S. consumer, who is benefitting from lower energy prices, lower inflation in general and an improved labor market. Demand for cars, homes and furnishings has been healthy.

When interest rates in the U.S. will rise, and by how much, remains an area of focus, with many anticipating the Federal Reserve will raise rates in December of this year. Over the last 12 months, global economic concerns have altered the Fed's timetable on further increases. We believe that job growth and inflation will be the most important determinants in the direction of long-term central bank policy.

Overseas, the European Central Bank and Bank of Japan are actively engaged in aggressive easing. As yet, these steps are not leading to any notable strengthening of economic activity.

China, in the face of economic softening, has turned toward more aggressive stimulus. We believe economic growth in China is likely to hold steady, which should support broader global growth.

While challenges remain, we do see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	9/30/16	9/30/15
S&P 500 Index	2,168.27	1,920.03
MSCI EAFE Index	1,701.69	1,644.40
10-Year Treasury Yield	1.60%	2.06%
U.S. unemployment rate	5.00%	5.10%
30-year fixed mortgage rate	3.42%	3.86%
Oil price per barrel	$ 48.24	$ 45.09

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy High Income Opportunities Fund and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.



Chad A. Gunther

Below, Chad Gunther, portfolio manager of the Ivy High Income Opportunities Fund, discusses positioning, performance and results for the fiscal year ended September 30, 2016. Mr. Gunther has been manager of the Fund since 2014 and has 18 years industry experience.

Fiscal Year Performance

For the 12 months ended September 30, 2016

High Income Opportunities Fund (at net asset value)	13.71%
High Income Opportunities Fund (at share price)	25.67%

Investment Environment

The fiscal year started off in tumultuous times with terrorists' attacks in Paris, a high yield fund halting redemptions and the U.S. Federal Reserve (Fed) raising the Fed Funds Rate by 25 basis points in the face of very slow global and domestic growth. In particular, high yield was being touted as the canary in the coal mine in relation to a global slow down and pending recession. These events, along with volatility in China at the beginning of the calendar year, led to the 10-year treasury dropping below 2% in January and staying below 2% throughout the year.

The bottom in oil prices (approximately $26 a barrel) occurred on February 11, which also coincided with both spreads and yields reaching their peaks for the year. The yield and spread on the BofA Merrill Lynch High Yield Index began the calendar year at 8.09% and 662 basis points, respectively before widening to a peak of 10.07% and 887 basis points on February 11. Since then, the high yield market has seen one of the more impressive rallies in recent memory. The rally was led by the implementation of more quantitative easing by the European Central Bank (ECB), very dovish talk by the Fed and oil prices rising off the lows which benefitted commodity sectors. The BofA Merrill Lynch High Yield Index ended the fiscal year at a yield and spread of 6.24% and 497 basis points, respectively.

Fund flows into the high yield asset class were close to $6 billion for the fiscal year, while loans continued to have outflows. New issue volume for the fiscal year declined to $275 billion from $321 billion the previous year.

Defaults increased this fiscal year, but mainly in energy as well as metals and mining. We continue to expect little spillover from energy and metals and mining sectors, reflecting the strong "business cycle" component in the behavior of high yield defaults. Also, given that U.S. recession risk remains low, we believe the risk of spillover from these two sectors to the broader market is still limited.

Investment performance

During the fiscal year, the Fund outperformed its benchmark, the BofA Merrill Lynch US High Yield Index, which returned 12.82%. Outperformance was driven by strong credit selection within the Fund's corporate bond portfolio. In particular, selection within basic industry, media and telecommunications drove relative performance. On the other hand, selection within the leisure and services sector detracted from the Fund's performance. From a sector allocation standpoint, the Fund's allocation to senior loans (a sector not represented in the benchmark index) detracted from relative performance over the fiscal year. The Fund's allocation to loans averaged 22.7% and returned -8.62% over the year. The net asset value (NAV) price ended the fiscal year at $15.65 per share, significantly above the 52-week low. The NAV price increased 7.10% quarter-over-quarter due to a continued price rebound within the high yield category and the relative outperformance in retail and basic industry (specifically metals & mining) sectors. Since the Fund's initial dividend distribution in August 2013, the Fund has continued to make regular dividend distributions at $0.1250 per share each month.

While the Fund used derivatives during the reporting period, they had minimal impact on the performance of the Fund.

Outlook

Since the peak in yields and spreads on February 11, the market has rallied approximately 390 basis points and is up approximately 16% off the lows. At fiscal year end, the BofA Merrill Lynch US High Yield Index sits at a yield of 6.24% and a spread of 497 basis points. This is roughly at the 20-year historical average spread for the index, which implies the market is very close to fair value.

It is our view that finding value in the high yield market has become increasingly difficult, and considerable caution is warranted in making new investments. As such, we believe our continued process of bottom-up, in-depth fundamental research and analysis will guide us to those investments where the risk/reward is in our favor. We also think the potential

for rising interest rates and the ability to continue to invest in loans will help diversify the Fund's portfolio. We believe the Fund's relative underweight to bonds may prove beneficial, as we believe bonds may have more downside risk over the next 12 months.

The investment return, price, yields, market value and NAV of a fund's shares will fluctuate with market conditions. Closed-end funds frequently trade at a discount to their NAV, which may increase an investor's risk of loss. At the time of sale, your shares may have a market price that is above or below NAV, and may be worth more or less than your original investment. There is no assurance that the Fund will meet its investment objective.

Risk factors. The price of the Fund's shares will fluctuate with market conditions and other factors. Fund shares are not guaranteed or endorsed by any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than with higher-rated bonds. Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. An investment in the Fund is not appropriate for all investors and is not intended to be a complete investment program. The Fund is designed as a long-term investment and not as a trading vehicle.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Opportunities Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF SEPTEMBER 30, 2016 (UNAUDITED)

Total Return[1]	Share Price	NAV
1-year period ended 9-30-16	25.67%	13.71%
Commencement of operations (5-29-13) through 9-30-16	1.10%	5.13%

Share Price/NAV Performance

Commencement of operations (5-29-13) through 9-30-16

■ Share Price
■ NAV



Share Price/NAV	
Share Price	$ 14.38
NAV	$ 15.65
Discount to NAV[3]	-8.12%
Share Price Yield[4]	10.43%
Structural Leverage Ratio[5]	29.92%
Effective Leverage Ratio[6]	29.92%

Asset Allocation (%'s based on total investments)

Bonds	99.9%
Corporate Debt Securities	87.6%
Loans	12.3%
Borrowings[2]	-30.5%
Cash Equivalents+	0.1%

Quality Weightings (%'s based on total investments)

Investment Grade	1.5%
BBB	1.5%
Non-Investment Grade	98.4%
BB	17.6%
B	56.9%
CCC	19.4%
Below CCC	1.2%
Non-rated	3.3%
Borrowings[2]	-30.5%
Cash Equivalents+	0.1%

Our preference is to always use ratings obtained from Standard & Poor's. For securities not rated by Standard & Poor's, ratings are obtained from Moody's. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

(1)*Past performance is not necessarily indicative of future performance. Total return is calculated by determining the percentage change in NAV or share price (as applicable) in the specified period. The calculation assumes that all dividends and distributions, if any, have been reinvested. Performance at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends. An investment in the Fund involves risk, including the loss of principal. Total return, share price, share price yield and NAV will fluctuate with changes in market conditions. This data is provided for information purposes only and is not intended for trading purposes. Closed-end funds, unlike open-end funds, are not continuously offered. There is a one time public offering and, once issued, shares of closed-end funds are traded in the open market through a stock exchange. NAV is equal to total assets less total liabilities divided by the total number of shares outstanding. Holdings are subject to change daily.*

(2)*The Fund has entered into a borrowing arrangement with Pershing LLC as a means of financial leverage. See Note 8 in the Notes to Financial Statements for additional information.*

(3)*The premium/discount is calculated as (most recent share price/most recent NAV) -1.*

(4)*Share price yield is determined by dividing the annualized current monthly dividend per share (comprised of net investment income) by the share price per share at September 30, 2016.*

(5)*Structural leverage consists of borrowings outstanding as a percentage of managed assets. Managed assets are the Fund's total assets, including the assets attributable to the proceeds from any borrowings, minus liabilities other than the aggregate indebtedness entered into for the purpose of leverage.*

(6)*The Fund's effective leverage ratio includes both structural leverage and the leveraging effects of certain derivative instruments in the Fund's portfolio (referred to as "portfolio leverage"), expressed as a percentage of managed assets. Portfolio leverage from the Fund's use of forward foreign currency contracts is included in the Fund's effective leverage values.*

WARRANTS	Shares	Value
Commodity Chemicals – 0.0%		
Foresight Energy L.P., expires 10–3–27 (A)	2	$ —
TOTAL WARRANTS – 0.0%		$ —
(Cost: $–)		

CORPORATE DEBT SECURITIES	Principal	
Consumer Discretionary		
Advertising – 0.6%		
Acosta, Inc., 7.750%, 10–1–22 (B) . . . . $	200	165
Lamar Media Corp., 5.375%, 1–15–24 (C)	681	717
Outfront Media Capital LLC and Outfront Media Capital Corp.:		
5.250%, 2–15–22	353	367
5.625%, 2–15–24	387	402
		1,651
Apparel Retail – 1.3%		
Hot Topic, Inc., 9.250%, 6–15–21 (B)(C)	2,509	2,660
HT Intermediate Holdings Corp., 12.000%, 5–15–19 (B)(D)	766	781
		3,441
Automotive Retail – 0.7%		
Allison Transmission, Inc., 5.000%, 10–1–24 (B)	315	322
Group 1 Automotive, Inc., 5.000%, 6–1–22	424	426
Penske Automotive Group, Inc., 5.500%, 5–15–26	218	218
Sonic Automotive, Inc., 5.000%, 5–15–23 (C)	919	905
		1,871
Broadcasting – 5.5%		
Clear Channel Outdoor Holdings, Inc., 6.500%, 11–15–22 (C)	2,289	2,383
Clear Channel Worldwide Holdings, Inc., Series A, 7.625%, 3–15–20 (C)	119	114
Clear Channel Worldwide Holdings, Inc., Series B, 7.625%, 3–15–20 (C)	10,000	9,913
Cumulus Media, Inc., 7.750%, 5–1–19 (C)	2,000	810
iHeartCommunications, Inc., 10.000%, 1–15–18	1,526	1,000
		14,220
Cable & Satellite – 22.8%		
Altice Financing S.A.:		
6.625%, 2–15–23 (B)	832	854
7.500%, 5–15–26 (B)	1,425	1,484
Altice S.A.:		
7.250%, 5–15–22 (B)(E) . . . . . . EUR	152	180
7.750%, 5–15–22 (B)(C) . . . . . $	13,835	14,769
6.250%, 2–15–25 (B)(E) . . . . . . EUR	184	207
7.625%, 2–15–25 (B)(C) . . . . . $	11,190	11,512

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Cable & Satellite (Continued)		
Altice U.S. Finance I Corp., 5.500%, 5–15–26 (B) . . . . $	879	$ 908
Cablevision Systems Corp., 5.875%, 9–15–22 (C)	2,646	2,408
CCO Holdings LLC and CCO Holdings Capital Corp., 5.500%, 5–1–26 (B)	43	45
Columbus International, Inc., 7.375%, 3–30–21 (B)	268	284
DISH DBS Corp.:		
6.750%, 6–1–21 (C)	7,500	8,081
5.875%, 7–15–22 (C)	2,000	2,060
5.000%, 3–15–23	250	243
5.875%, 11–15–24	212	209
7.750%, 7–1–26 (B)	657	698
Neptune Finco Corp.:		
10.125%, 1–15–23 (B)	831	959
6.625%, 10–15–25 (B)	394	428
10.875%, 10–15–25 (B)	794	929
Numericable - SFR S.A., 7.375%, 5–1–26 (B)	3,292	3,365
Sirius XM Radio, Inc., 4.625%, 5–15–23 (B)(C)	4,586	4,586
VTR Finance B.V., 6.875%, 1–15–24 (B)(C)	3,584	3,709
Wave Holdco LLC and Wave Holdco Corp., 8.250%, 7–15–19 (B)(D)	477	480
WaveDivision Escrow LLC and WaveDivision Escrow Corp., 8.125%, 9–1–20 (B)	569	590
		58,988
Casinos & Gaming – 2.7%		
Gateway Casinos & Entertainment Ltd., 8.500%, 11–26–20 (B)(E) . . . . . . CAD	1,643	1,183
MCE Finance Ltd., 5.000%, 2–15–21 (B)(C) . . . . $	337	339
Studio City Finance Ltd., 8.500%, 12–1–20 (B)(C)	2,100	2,163
Wynn Macau Ltd., 5.250%, 10–15–21 (B)(C)	3,381	3,415
		7,100
Department Stores – 0.6%		
Bon-Ton Stores, Inc. (The):		
10.625%, 7–15–17	379	381
8.000%, 6–15–21	2,224	1,267
		1,648
Distributors – 0.7%		
Pinnacle Operating Corp., 9.000%, 11–15–20 (B)(C)	2,618	1,820
Homefurnishing Retail – 1.0%		
Restoration Hardware Holdings, Inc., Convertible:		
0.000%, 6–15–19 (B)(F)	1,634	1,409
0.000%, 7–15–20 (B)(F)	1,356	1,107
		2,516

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Hotels, Resorts & Cruise Lines – 0.3%		
Carlson Travel Holdings, 7.500%, 8–15–19 (B)(D) . . . . $	800	$ 792
Movies & Entertainment – 2.3%		
AMC Entertainment, Inc., 5.750%, 6–15–25 (C)	1,033	1,043
Cinemark USA, Inc.:		
5.125%, 12–15–22 (C)	164	168
4.875%, 6–1–23 (C)	1,451	1,458
EMI Music Publishing Group North America Holdings, 7.625%, 6–15–24 (B)	523	566
WMG Acquisition Corp., 6.750%, 4–15–22 (B)(C)	2,472	2,620
		5,855
Publishing – 0.2%		
MDC Partners, Inc., 6.500%, 5–1–24 (B)	672	617
Specialized Consumer Services – 3.2%		
BakerCorp International, Inc., 8.250%, 6–1–19 (C)	5,007	4,043
Nielsen Finance, 5.500%, 10–1–21 (B)(C)	1,396	1,455
Nielsen Finance LLC and Nielsen Finance Co., 5.000%, 4–15–22 (B)(C)	2,677	2,764
		8,262
Specialty Stores – 0.7%		
Jo-Ann Stores Holdings, Inc., 9.750%, 10–15–19 (B)(D)	1,766	1,722
Jo-Ann Stores, Inc., 8.125%, 3–15–19 (B)	81	81
		1,803
Total Consumer Discretionary – 42.6%		110,584
Consumer Staples		
Food Distributors – 1.3%		
Performance Food Group, Inc., 5.500%, 6–1–24 (B)	864	892
Simmons Foods, Inc., 7.875%, 10–1–21 (B)	1,000	998
U.S. Foods, Inc., 5.875%, 6–15–24 (B)	1,312	1,364
		3,254
Packaged Foods & Meats – 2.1%		
Bumble Bee Foods LLC, 9.000%, 12–15–17 (B)	413	415
JBS Investments GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.), 7.750%, 10–28–20 (B)	200	209
JBS USA LLC and JBS USA Finance, Inc.:		
7.250%, 6–1–21 (B)	173	178
5.875%, 7–15–24 (B)(C)	1,892	1,882
5.750%, 6–15–25 (B)	809	795

Column 1

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Packaged Foods & Meats (Continued)		
Post Holdings, Inc.:		
7.750%, 3–15–24 (B)	$ 856	$ 959
8.000%, 7–15–25 (B)	545	623
5.000%, 8–15–26 (B)	448	446
		5,507
Personal Products – 0.2%		
Revlon Consumer Products Corp.,		
5.750%, 2–15–21	361	368
Revlon Escrow Corp.,		
6.250%, 8–1–24 (B)	224	232
		600
Tobacco – 0.7%		
Prestige Brands, Inc.,		
5.375%, 12–15–21 (B)	1,820	1,884
Total Consumer Staples – 4.3%		11,245
Energy		
Coal & Consumable Fuels – 0.7%		
Foresight Energy LLC and Foresight Energy Finance Corp.,		
10.000%, 8–15–21 (B)(D)(G)	1,456	1,306
Foresight Energy LLC and Foresight Energy Finance Corp., Convertible,		
15.000%, 10–3–17 (D)(G)	523	471
		1,777
Integrated Oil & Gas – 0.5%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.),		
8.375%, 5–23–21	1,087	1,191
Oil & Gas Drilling – 1.1%		
Globe Luxembourg SCA,		
9.625%, 5–1–18 (B)(G)	1,143	1,049
KCA DEUTAG UK Finance plc,		
7.250%, 5–15–21 (B)(C)	617	506
Offshore Drilling Holding S.A.,		
8.375%, 9–20–20 (B)(G)	2,549	1,408
Offshore Group Investment Ltd.,		
0.000%, 11–1–19	883	—
		2,963
Oil & Gas Equipment & Services – 0.3%		
Key Energy Services, Inc.,		
6.750%, 3–1–21 (H)	3,206	866
Oil & Gas Exploration & Production – 5.8%		
Bellatrix Exploration Ltd.,		
8.500%, 5–15–20 (B)	1,127	1,048
California Resources Corp.,		
8.000%, 12–15–22 (B)	4,502	2,994
Clayton Williams Energy, Inc.,		
7.750%, 4–1–19	1,611	1,575
Crownrock L.P.,		
7.750%, 2–15–23 (B)	369	396
EnCana Corp.,		
6.500%, 8–15–34	512	536

Column 2

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Exploration & Production (Continued)		
Endeavor Energy Resources L.P.:		
7.000%, 8–15–21 (B)(C)	$2,087	$ 2,144
8.125%, 9–15–23 (B)	340	362
Gulfport Energy Corp.,		
6.625%, 5–1–23	112	115
Laredo Petroleum, Inc.,		
7.375%, 5–1–22	2,596	2,684
Midstates Petroleum Co., Inc. and Midstates Petroleum Co. LLC,		
10.000%, 6–1–20 (H)	827	554
Parsley Energy LLC and Parsley Finance Corp.,		
6.250%, 6–1–24 (B)	263	271
Whiting Petroleum Corp.,		
6.500%, 10–1–18	2,389	2,353
		15,032
Oil & Gas Refining & Marketing – 2.2%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.),		
6.125%, 10–1–24 (B)	225	233
PBF Holding Co. LLC and PBF Finance Corp.,		
7.000%, 11–15–23 (B)	1,187	1,119
PDC Energy, Inc.,		
6.125%, 9–15–24 (B)	179	186
Seven Generations Energy Ltd.:		
8.250%, 5–15–20 (B)	1,923	2,045
6.750%, 5–1–23 (B)	1,951	2,024
		5,607
Oil & Gas Storage & Transportation – 0.2%		
Access Midstream Partners L.P.,		
4.875%, 5–15–23	547	554
Total Energy – 10.8%		27,990
Financials		
Consumer Finance – 1.8%		
Creditcorp,		
12.000%, 7–15–18 (B)(C)	5,248	2,361
Quicken Loans, Inc.,		
5.750%, 5–1–25 (B)	1,688	1,675
Speedy Cash Intermediate Holdings Corp.,		
10.750%, 5–15–18 (B)	862	621
		4,657
Diversified Capital Markets – 0.7%		
Patriot Merger Corp.,		
9.000%, 7–15–21 (B)(C)	1,817	1,867
Investment Banking & Brokerage – 0.1%		
E*TRADE Financial Corp.,		
5.875%, 12–29–49	315	325
Other Diversified Financial Services – 2.3%		
AAF Holdings LLC and AAF Finance Co.,		
12.000%, 7–1–19 (B)(D)	786	806
Balboa Merger Sub, Inc.,		
11.375%, 12–1–21 (B)	237	211

Column 3

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Other Diversified Financial Services (Continued)		
Greektown Holdings LLC and Greektown Mothership Corp.,		
8.875%, 3–15–19 (B)(C)	$ 1,431	$ 1,513
New Cotai LLC and New Cotai Capital Corp.,		
10.625%, 5–1–19 (B)(C)(D)	6,048	3,326
		5,856
Property & Casualty Insurance – 0.1%		
Hub International Ltd.,		
7.875%, 10–1–21 (B)	200	204
Specialized Finance – 3.2%		
Diamond 1 Finance Corp. and Diamond 2 Finance Corp.:		
4.420%, 6–15–21 (B)	435	455
5.875%, 6–15–21 (B)	306	325
5.450%, 6–15–23 (B)	217	232
7.125%, 6–15–24 (B)	306	337
6.020%, 6–15–26 (B)	435	477
Flexi–Van Leasing, Inc.,		
7.875%, 8–15–18 (B)(C)	2,909	2,625
TMX Finance LLC and TitleMax Finance Corp.,		
8.500%, 9–15–18 (B)(C)	4,985	3,714
		8,165
Thrifts & Mortgage Finance – 2.9%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.750%, 6–15–21 (B)(C)	7,500	7,566
Total Financials – 11.1%		28,640
Health Care		
Health Care Facilities – 2.2%		
Chiron Merger Sub, Inc.,		
12.500%, 11–1–19	213	212
Double Eagle Acquisition Sub, Inc.,		
7.500%, 10–1–24 (B)	541	550
Greatbatch Ltd.,		
9.125%, 11–1–23 (B)(C)	1,423	1,395
HCA, Inc.,		
5.250%, 6–15–26	305	324
MPH Acquisition Holdings LLC,		
7.125%, 6–1–24 (B)	870	935
Surgery Center Holdings, Inc.,		
8.875%, 4–15–21 (B)	278	297
Tenet Healthcare Corp.,		
8.125%, 4–1–22 (C)	2,087	2,087
		5,800
Health Care Supplies – 4.0%		
Kinetic Concepts, Inc. and KCI USA, Inc.:		
10.500%, 11–1–18	1,078	1,133
9.625%, 10–1–21 (B)	4,256	4,256
Universal Hospital Services, Inc.,		
7.625%, 8–15–20 (C)	5,152	4,907
		10,296

SEPTEMBER 30, 2016

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Pharmaceuticals – 2.0%		
Concordia Healthcare Corp.:		
9.500%, 10–21–22 (B)(C)	$2,891	$2,002
7.000%, 4–15–23 (B)	154	99
IMS Health, Inc.,		
5.000%, 10–15–26 (B)	525	546
Jaguar Holding Co. II and Pharmaceutical Product Development LLC,		
6.375%, 8–1–23 (B)	1,061	1,103
VPII Escrow Corp.,		
7.500%, 7–15–21 (B)	829	802
VRX Escrow Corp.,		
5.375%, 3–15–20 (B)	736	681
		5,233
Total Health Care – 8.2%		21,329
Industrials		
Aerospace & Defense – 1.7%		
KLX, Inc.,		
5.875%, 12–1–22 (B)	2,475	2,562
Silver II Borrower SCA and Silver II U.S. Holdings,		
7.750%, 12–15–20 (B)(C)	1,700	1,347
TransDigm Group, Inc.,		
7.500%, 7–15–21	400	424
		4,333
Air Freight & Logistics – 0.4%		
TRAC Intermodal LLC and TRAC Intermodal Corp.,		
11.000%, 8–15–19	229	241
XPO Logistics, Inc.:		
6.500%, 6–15–22 (B)	577	604
6.125%, 9–1–23 (B)	315	324
		1,169
Building Products – 2.0%		
Alcoa Nederland Holding B.V.:		
6.750%, 9–30–24 (B)	235	244
7.000%, 9–30–26 (B)	235	243
Eagle Materials, Inc.,		
4.500%, 8–1–26	179	181
Ply Gem Industries, Inc.,		
6.500%, 2–1–22	1,670	1,709
Summit Materials LLC and Summit Materials Finance Corp.:		
8.500%, 4–15–22 (B)	174	190
6.125%, 7–15–23	2,044	2,085
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6–15–24 (B)	436	437
		5,089
Diversified Support Services – 0.1%		
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9–15–26	217	224

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 0.8%		
GFL Environmental, Inc.:		
7.875%, 4–1–20 (B)	$1,568	$1,646
9.875%, 2–1–21 (B)	389	426
		2,072
Railroads – 1.2%		
Florida East Coast Holdings Corp. and Florida East Coast Industries LLC:		
6.750%, 5–1–19 (B)(C)	2,462	2,523
9.750%, 5–1–20 (B)	607	551
		3,074
Security & Alarm Services – 1.0%		
Prime Security Services Borrower LLC,		
9.250%, 5–15–23 (B)	2,416	2,634
Trading Companies & Distributors – 0.3%		
HD Supply, Inc.,		
5.750%, 4–15–24 (B)	754	792
Total Industrials – 7.5%		19,387
Information Technology		
Application Software – 1.7%		
Ensemble S Merger Sub, Inc.,		
9.000%, 9–30–23 (B)	460	483
Kronos Acquisition Holdings, Inc.,		
9.000%, 8–15–23 (B)(C)	3,003	3,095
Michael Baker International LLC,		
8.250%, 10–15–18 (B)	823	825
		4,403
Communications Equipment – 1.0%		
West Corp.,		
5.375%, 7–15–22 (B)	2,756	2,701
Data Processing & Outsourced Services – 1.2%		
Alliance Data Systems Corp.,		
5.375%, 8–1–22 (B)(C)	1,853	1,806
Italics Merger Sub, Inc.,		
7.125%, 7–15–23 (B)(C)	1,373	1,277
		3,083
Electronic Manufacturing Services – 0.6%		
KEMET Corp.,		
10.500%, 5–1–18	1,440	1,444
IT Consulting & Other Services – 1.1%		
NCR Escrow Corp.:		
5.875%, 12–15–21 (C)	1,154	1,215
6.375%, 12–15–23 (C)	1,575	1,665
		2,880

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Semiconductors – 1.8%		
Micron Technology, Inc.:		
5.875%, 2–15–22 (C)	$1,968	$2,020
7.500%, 9–15–23 (B)	882	980
5.500%, 2–1–25 (C)	1,577	1,545
		4,545
Technology Hardware, Storage & Peripherals – 0.5%		
Western Digital Corp.:		
7.375%, 4–1–23 (B)	215	236
10.500%, 4–1–24 (B)	958	1,112
		1,348
Total Information Technology – 7.9%		20,404
Materials		
Aluminum – 2.0%		
Constellium N.V.:		
8.000%, 1–15–23 (B)	1,892	1,906
5.750%, 5–15–24 (B)(C)	260	241
Kaiser Aluminum Corp.,		
5.875%, 5–15–24	173	181
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8–15–24 (B)	674	716
5.875%, 9–30–26 (B)	446	457
Wise Metals Intermediate Holdings,		
9.750%, 6–15–19 (B)(D)	1,867	1,792
		5,293
Construction Materials – 1.1%		
Hillman Group, Inc. (The),		
6.375%, 7–15–22 (B)(C)	3,027	2,838
Diversified Chemicals – 0.9%		
PQ Corp.,		
6.750%, 11–15–22 (B)	129	137
PSPC Escrow Corp.,		
6.500%, 2–1–22 (B)	879	855
PSPC Escrow II Corp.,		
10.375%, 5–1–21 (B)	1,366	1,475
		2,467
Diversified Metals & Mining – 5.0%		
Artsonig Pty Ltd.,		
11.500%, 4–1–19 (B)(D)	2,437	146
Crystal Merger Sub, Inc.,		
7.625%, 10–15–21 (B)(C)	459	392
FMG Resources Pty Ltd.:		
9.750%, 3–1–22 (B)	2,187	2,537
6.875%, 4–1–22 (B)(C)	7,615	7,880
Lundin Mining Corp.:		
7.500%, 11–1–20 (B)(C)	1,215	1,291
7.875%, 11–1–22 (B)	584	622
		12,868
Metal & Glass Containers – 0.4%		
ARD Finance S.A.,		
7.125%, 9–15–23 (B)	248	247

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Metal & Glass Containers (Continued)		
Ardagh Packaging Finance plc and Ardagh Holdings USA, Inc.,		
7.250%, 5–15–24 (B)	$ 664	$ 709
		956
Paper Packaging – 0.4%		
Reynolds Group Issuer, Inc., Reynolds Group Issuer LLC and Reynolds Group Issuer (Luxembourg) S.A.,		
5.125%, 7–15–23 (B)	1,014	1,047
Specialty Chemicals – 0.1%		
Versum Materials, Inc.,		
5.500%, 9–30–24 (B)	226	232
Steel – 0.1%		
U.S. Steel Corp.,		
8.375%, 7–1–21 (B)	304	332
Total Materials – 10.0%		**26,033**
Real Estate		
Health Care REITs – 0.1%		
MPT Operating Partnership L.P. and MPT Finance Corp. (GTD by Medical Properties Trust, Inc.),		
5.250%, 8–1–26	222	230
Industrial REITs – 1.8%		
Aircastle Ltd.:		
5.125%, 3–15–21 (C)	3,185	3,404
5.500%, 2–15–22	803	866
5.000%, 4–1–23	469	490
		4,760
Real Estate Development – 0.2%		
Hub Holdings LLC and Hub Holdings Finance, Inc.,		
8.125%, 7–15–19 (B)(D)	570	556
Total Real Estate – 2.1%		**5,546**
Telecommunication Services		
Alternative Carriers – 1.9%		
Consolidated Communications Finance II Co.,		
6.500%, 10–1–22	812	788
Level 3 Communications, Inc.,		
5.750%, 12–1–22 (C)	2,176	2,274
Level 3 Escrow II, Inc.,		
5.375%, 8–15–22	1,411	1,474
Zayo Group LLC and Zayo Capital, Inc.,		
6.000%, 4–1–23	310	325
		4,861

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 12.1%		
BCP (Singapore) VI Cayman Financing Co. Ltd.,		
8.000%, 4–15–21 (B)(C)	$ 242	$ 238
Frontier Communications Corp.:		
8.875%, 9–15–20 (C)	1,341	1,447
6.250%, 9–15–21 (C)	10,811	10,392
10.500%, 9–15–22	790	838
7.125%, 1–15–23 (C)	195	182
6.875%, 1–15–25 (C)	562	497
11.000%, 9–15–25	888	926
GCI, Inc.,		
6.875%, 4–15–25 (C)	2,870	2,942
Sprint Corp.:		
7.250%, 9–15–21 (C)	11,196	11,252
7.875%, 9–15–23 (C)	2,735	2,762
		31,476
Wireless Telecommunication Service – 4.2%		
Sable International Finance Ltd.,		
6.875%, 8–1–22 (B)	1,905	1,976
Sprint Nextel Corp.:		
6.000%, 12–1–16	422	424
9.125%, 3–1–17	218	223
8.375%, 8–15–17 (C)	3,819	3,967
9.000%, 11–15–18 (B)	266	293
7.000%, 8–15–20	218	219
11.500%, 11–15–21	178	205
T-Mobile USA, Inc.:		
6.464%, 4–28–19 (C)	728	742
6.731%, 4–28–22 (C)	158	166
6.000%, 4–15–24	773	827
6.500%, 1–15–26 (C)	1,564	1,732
		10,774
Total Telecommunication Services – 18.2%		**47,111**
TOTAL CORPORATE DEBT SECURITIES – 122.7%		**$318,269**
(Cost: $324,115)		
LOANS (G)		
Consumer Discretionary		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc.,		
7.500%, 7–25–22	955	906
Apparel Retail – 2.1%		
Talbots, Inc. (The):		
5.500%, 3–19–20	1,172	1,143
9.500%, 3–19–21	949	880
True Religion Apparel, Inc.,		
5.875%, 7–30–19	14,476	3,401
		5,424
Casinos & Gaming – 0.2%		
Gateway Casinos & Entertainment Ltd.:		
5.250%, 11–26–19 (E)	CAD721	538
5.950%, 11–26–19 (E)	2	2
		540

LOANS (G) (Continued)	Principal	Value
Department Stores – 1.1%		
Belk, Inc.,		
5.750%, 12–10–22	$3,076	$ 2,783
General Merchandise Stores – 0.7%		
BJ's Wholesale Club, Inc.,		
8.500%, 3–31–20	274	275
Orchard Acquisition Co. LLC,		
7.000%, 2–8–19	4,531	1,631
		1,906
Housewares & Specialties – 0.3%		
KIK Custom Products, Inc.,		
6.000%, 8–26–22	775	775
Specialty Stores – 0.5%		
Jo-Ann Stores, Inc.,		
0.000%, 9–29–23 (I)	1,221	1,199
Total Consumer Discretionary – 5.2%		**13,533**
Consumer Staples		
Food Distributors – 0.3%		
Chefs' Warehouse, Inc. (The),		
6.750%, 6–22–22	891	882
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc.,		
9.250%, 10–21–22	979	975
Packaged Foods & Meats – 0.3%		
Shearer's Foods LLC,		
7.750%, 6–30–22	748	677
Total Consumer Staples – 1.0%		**2,534**
Energy		
Coal & Consumable Fuels – 0.3%		
Westmoreland Coal Co.,		
7.500%, 12–16–20	993	775
Oil & Gas Drilling – 0.6%		
KCA Deutag Alpha Ltd.,		
6.250%, 5–16–20	1,951	1,632
Oil & Gas Exploration & Production – 0.6%		
Chesapeake Energy Corp.,		
8.500%, 8–16–21	1,350	1,416
Oil & Gas Storage & Transportation – 1.0%		
Bowie Resources Holdings LLC:		
6.750%, 8–12–20	2,092	1,716
11.750%, 2–16–21	1,224	979
		2,695
Total Energy – 2.5%		**6,518**

SEPTEMBER 30, 2016

LOANS (G) (Continued)	Principal	Value
Health Care		
Life Sciences Tools & Services – 0.7%		
Atrium Innovations, Inc.,		
7.750%, 8–10–21	$ 1,740	$ 1,635
Total Health Care – 0.7%		1,635
Industrials		
Building Products – 0.7%		
C.H.I. Overhead Doors, Inc.,		
8.750%, 7–31–23	956	938
Hampton Rubber Co. & SEI Holding Corp.,		
9.000%, 3–27–22	1,146	917
		1,855
Construction & Engineering – 0.2%		
Tensar International Corp.,		
9.500%, 7–10–22	604	453
Industrial Machinery – 1.0%		
Dynacast International LLC,		
9.500%, 1–30–23	2,663	2,596
Research & Consulting Services – 0.5%		
Larchmont Resources LLC,		
11.250%, 8–7–19 (H)	4,571	1,387
Total Industrials – 2.4%		6,291

LOANS (G) (Continued)	Principal	Value
Information Technology		
Application Software – 3.4%		
Misys plc and Magic Newco LLC,		
12.000%, 6–12–19	$ 6,500	$ 6,825
TIBCO Software, Inc.,		
6.500%, 12–4–20	1,971	1,940
		8,765
IT Consulting & Other Services – 0.9%		
Active Network, Inc. (The),		
5.500%, 11–15–20	1,117	1,108
Triple Point Group Holdings, Inc.,		
5.250%, 7–13–20	1,511	1,341
		2,449
Total Information Technology – 4.3%		11,214
Materials		
Diversified Metals & Mining – 0.2%		
EP Minerals LLC,		
8.500%, 8–20–21	545	523
Paper Packaging – 0.7%		
FPC Holdings, Inc.,		
9.250%, 5–27–20	2,500	1,719
Specialty Chemicals – 0.2%		
Chromaflo Technologies Corp.,		
8.250%, 6–2–20	580	539

LOANS (G) (Continued)	Principal	Value
Specialty Chemicals (Continued)		
MacDermid, Inc.,		
5.500%, 6–7–20	$ 131	$ 131
		670
Total Materials – 1.1%		2,912
TOTAL LOANS – 17.2%		$ 44,637
(Cost: $63,905)		
SHORT-TERM SECURITIES		
Master Note – 0.2%		
Toyota Motor Credit Corp.,		
0.600%, 10–5–16 (J)	391	391
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 391
(Cost: $391)		
TOTAL INVESTMENT SECURITIES – 140.1%		$ 363,297
(Cost: $388,411)		
BORROWINGS (K) – (42.7)%		(110,750)
CASH AND OTHER ASSETS, NET OF LIABILITIES – 2.6%		6,799
NET ASSETS – 100.0%		$ 259,346

Notes to Schedule of Investments

  *Not shown due to rounding.

(A) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2016 the total value of these securities amounted to $196,870 or 75.9% of net assets.

(C) All or a portion of securities with an aggregate value of $121,677 have been pledged as collateral on open borrowings.

(D) Payment-in-kind bonds.

(E) Principal amounts are denominated in the indicated foreign currency, where applicable (CAD - Canadian Dollar and EUR - Euro).

(F) Zero coupon bond.

(G) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016.

(H) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(I) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(J) Variable rate security. Interest rate disclosed is that which is in effect at September 30, 2016. Date shown represents the date that the variable rate resets.

(K) Borrowings payable as a percentage of total investment securities is 30.5%.

SEPTEMBER 30, 2016

The following forward foreign currency contracts were outstanding at September 30, 2016:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Canadian Dollar	2,240	U.S. Dollar	1,720	10–26–16	Morgan Stanley International	$13	$—
Euro	342	U.S. Dollar	385	10–26–16	Morgan Stanley International	—*	—
						$13	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of September 30, 2016. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Debt Securities	$ —	$ 318,269	$ —
Loans	—	27,575	17,062
Short-Term Securities	—	391	—
Total	$ —	$346,235	$17,062
Forward Foreign Currency Contracts	$ —	$ 13	$ —
Liabilities			
Payable for Borrowing	$ —	$ 110,750	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Loans
Beginning Balance 10-1-15	$ 9,044
Net realized gain (loss)	(822)
Net change in unrealized appreciation (depreciation)	228
Purchases	4,403
Sales	(3,837)
Amortization/Accretion of premium/discount	(78)
Transfers into Level 3 during the period	13,391
Transfers out of Level 3 during the period	(5,267)
Ending Balance 9-30-16	$17,062
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 9-30-16	$ (400)

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period. During the year ended September 30, 2016, there were no transfers between Levels 1 and 2.

Information about Level 3 fair value measurements:

	Fair Value at 9–30–16	Valuation Technique(s)	Unobservable Input(s)
Assets			
Loans	$17,062	Third-party valuation service	Broker quotes

The following acronyms are used throughout this schedule:

GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

STATEMENT OF ASSETS AND LIABILITIES IVY HIGH INCOME OPPORTUNITIES FUND

(In thousands, except per share amounts)

ASSETS	
Investments in unaffiliated securities at value+	$ 363,297
Investments at Value	363,297
Cash	545
Cash denominated in foreign currencies at value+	2
Investment securities sold receivable	1,031
Interest receivable	7,292
Unrealized appreciation on forward foreign currency contracts	13
Prepaid and other assets	5
Total Assets	372,185
LIABILITIES	
Investment securities purchased payable	2,008
Independent Trustees and Chief Compliance Officer fees payable	4
Shareholder servicing payable	7
Investment management fee payable	10
Accounting services fees payable	10
Payable for borrowing	110,750
Interest payable for borrowing	43
Other liabilities	7
Total Liabilities	112,839
Commitments and Contingencies (See Note 2 and Note 8)	
Total Net Assets	$259,346
NET ASSETS	
Capital paid in	$ 315,769
Undistributed net investment income	195
Accumulated net realized loss	(31,517)
Net unrealized depreciation	(25,101)
Total Net Assets	$259,346
SHARES OUTSTANDING	16,567
NET ASSET VALUE PER SHARE	$15.65
+COST	
Investments in unaffiliated securities at cost	$ 388,411
Cash denominated in foreign currencies at cost	2

See Accompanying Notes to Financial Statements.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2016

(In thousands)

INVESTMENT INCOME	
Interest and amortization from unaffiliated securities	$ 31,222
Total Investment Income	31,222
EXPENSES	
Investment management fee	3,586
Interest expense for borrowing	1,307
Shareholder servicing fees	31
Custodian fees	9
Independent Trustees and Chief Compliance Officer fees	9
Accounting services fees	111
Professional fees	53
Other	51
Total Expenses	5,157
Net Investment Income	26,065
REALIZED AND UNREALIZED GAIN (LOSS)	
Net realized gain (loss) on:	
Investments in unaffiliated securities	(23,425)
Swap agreements	(145)
Forward foreign currency contracts	(18)
Foreign currency exchange transactions	2
Net change in unrealized appreciation (depreciation) on:	
Investments in unaffiliated securities	25,032
Swap agreements	18
Forward foreign currency contracts	(17)
Foreign currency exchange transactions	1
Net Realized and Unrealized Gain	1,448
Net Increase in Net Assets Resulting from Operations	$ 27,513

See Accompanying Notes to Financial Statements.

(In thousands)	Year ended 9-30-16	Year ended 9-30-15
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 26,065	$ 26,782
Net realized loss on investments	(23,586)	(8,066)
Net change in unrealized appreciation (depreciation)	25,034	(48,500)
Net Increase (Decrease) in Net Assets Resulting from Operations	27,513	(29,784)
Distributions to Shareholders From:		
Net investment income	(26,540)	(27,484)
Net realized gains	—	(4,904)
Total Distributions to Shareholders	(26,540)	(32,388)
Capital Share Transactions	—	—
Net Increase (Decrease) in Net Assets	973	(62,172)
Net Assets, Beginning of Period	258,373	320,545
Net Assets, End of Period	$259,346	$258,373
Undistributed net investment income	$ 195	$ 814

See Accompanying Notes to Financial Statements.

STATEMENT OF CASH FLOWS

IVY HIGH INCOME OPPORTUNITIES FUND

FOR THE YEAR ENDED SEPTEMBER 30, 2016

(In thousands)

Cash flows provided by operating activities:	
Net increase in net assets resulting from operations	$ 27,513
Adjustments to reconcile net increase in net assets from operations to net cash provided by operating activities:	
Purchases of long-term investment securities	(132,390)
Proceeds from sales of long-term investment securities	143,621
Proceeds from sales of short-term portfolio investment securities, net	3,944
Increase in interest receivable	(23)
Increase in prepaid and other assets	(5)
Increase in Independent Trustees and Chief Compliance Officer fees payable	1
Increase in shareholder servicing fees payable	5
Decrease in investment management fee payable	(1)
Decrease in accounting services fees payable	(1)
Increase in interest payable for borrowing	7
Decrease in other liabilities	(11)
Net realized loss on investments in unaffiliated securities	23,425
Net change in unrealized appreciation on investments in unaffiliated securities	(25,032)
Net change in unrealized appreciation on swap agreements	(18)
Net change in unrealized depreciation on forward foreign currency contracts	17
Net accretion on investment securities	(1,023)
Net cash provided by operating activities	**40,029**
Cash flows used for financing activities:	
Cash dividends paid	(26,540)
Payments for borrowing	(13,750)
Net cash used for financing activities	**(40,290)**
Net decrease in cash and foreign currency	(261)
Cash and foreign currency, at beginning of year	808
Cash and foreign currency, at end of year	**$ 547**
Supplemental disclosure of cash flow information:	
Interest expense paid during the year	$ 1,264

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

	Year ended 9-30-2016	Year ended 9-30-2015	Year ended 9-30-2014	Period from 5-29-13 (commencement of operations) to 9-30-13
Net Asset Value, Beginning of Period	$15.60	$19.35	$ 19.41	$19.10
Net Investment Income[1]	1.57	1.62	1.67	0.45
Net Realized and Unrealized Gain (Loss) on Investments	0.08	(3.41)	0.12	0.15
Total from Investment Operations	1.65	(1.79)	1.79	0.60
Distributions From Net Investment Income	(1.60)	(1.66)	(1.77)	(0.25)
Distributions From Net Realized Gains	—	(0.30)	(0.08)	—
Total Distributions	(1.60)	(1.96)	(1.85)	(0.25)
Common Shares Offering Costs	—	—	—	(0.04)
Net Asset Value, End of Period	$15.65	$15.60	$19.35	$ 19.41
Share Price, End of Period	$ 14.38	$12.97	$17.29	$17.80
Total Return[2] — Net Asset Value	13.71%	(8.76)%	10.52%	3.07%
Total Return[2] — Share Price[3]	25.67%	(15.11)%	7.69%	(9.73)%
Net Assets, End of Period (in millions)	$ 259	$ 258	$ 321	$ 322
Managed Assets, End of Period (in millions)	$ 370	$ 383	$ 455	$ 476
Ratio of Expenses to Average Net Assets	2.09%	1.98%	1.94%	1.82%[4]
Ratio of Expenses to Average Net Assets Excluding Interest Expense	1.56%	1.55%	1.55%	1.49%[4]
Ratio of Net Investment Income to Average Net Assets	10.59%	9.07%	8.35%	6.88%[4]
Ratio of Expenses to Average Managed Assets	1.44%	1.36%	1.36%	1.35%[4]
Ratio of Expenses to Average Managed Assets Excluding Interest Expense . . .	1.08%	1.07%	1.08%	1.11%[4]
Ratio of Net Investment Income to Average Managed Assets	7.28%	6.24%	5.83%	5.12%[4]
Portfolio Turnover Rate	39%	47%	43%	44%[5]

(1) *Based on average weekly shares outstanding.*

(2) *Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund's dividend reinvestment plan. Total returns based on Net Asset Value and Share Price do not reflect a sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.*

(3) *Total investment return at share price will differ from results at NAV. Returns at share price can be influenced by factors such as changing views about the Fund, market conditions, supply and demand for the Fund's stock, or changes in the Fund's dividends.*

(4) *Annualized.*

(5) *Percentage indicated was calculated for the period ended September 30, 2013.*

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy High Income Opportunities Fund (the "Fund") is registered under the Investment Company Act of 1940, as amended (the "1940 Act") as a non-diversified, closed-end management investment company. The Fund was organized as a Delaware statutory trust on January 30, 2013, pursuant to an Agreement and Declaration of Trust, as amended and restated on March 28, 2013, governed by the laws of the State of Delaware. The Fund commenced operations on May 29, 2013. Prior to that date, the Fund had no operations other than matters relating to its organization and the sale and issuance of 5,236 common shares of beneficial interest to Ivy Investment Management Company ("IICO" or the "Adviser"), the Fund's investment adviser. The Fund's common shares are listed on the New York Stock Exchange (the "NYSE") and trade under the ticker symbol "IVH".

The Fund's investment objective is to seek to provide total return through a combination of a high level of current income and capital appreciation. The Fund will seek to achieve its investment objective by investing primarily in a portfolio of high yield corporate bonds of varying maturities and other fixed income instruments of predominantly corporate issuers, including secured and unsecured loan assignments, loan participations and other loan instruments ("Loans"). Under normal circumstances, the Fund will invest at least 80% of its Managed Assets (as defined in the prospectus) in a portfolio of U.S. and foreign bonds, loans and other fixed income instruments, as well as other investments (including derivatives) with similar economic characteristics. The Fund will invest primarily in instruments that are, at the time of purchase, rated below investment grade (below Baa3 by Moody's Investors Service, Inc. ("Moody's") or below BBB- by either Standard & Poor's Rating Services ("S&P") or Fitch, Inc. ("Fitch"), or comparably rated by another nationally recognized statistical rating organization ("NRSRO")), or unrated but judged by the Adviser to be of comparable quality.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. The Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Fund (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. The Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Dividends and Distributions to Shareholders. Dividends to shareholders are declared monthly. Distributions from net realized capital gains from investment transactions, if any, are declared and distributed to shareholders at least annually. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Income Taxes. It is the policy of the Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, the Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Fund files income tax returns in U.S. federal and applicable state jurisdictions. The Fund's tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Fund periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that the Fund either deliver collateral or

segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Fund under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Fund invests in securities and enters into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Fund may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Fund may be exposed to counterparty credit risk, or the risk that an entity with which the Fund has unsettled or open transactions may fail to or be unable to perform on its commitments. The Fund manages counterparty credit risk by entering into transactions only with counterparties that it believes have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Fund to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Fund's exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Fund's Statement of Assets and Liabilities, less any collateral held by the Fund.

The Fund may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. While the Fund may not invest in issues (such as secured debt issues or corporate debt issues) that are in default at the time of purchase, issuers in which the Fund may invest may become subject to a bankruptcy reorganization proceeding, subject to some other form of a public or private debt restructuring or otherwise become in default or in significant risk of default in the payment of interest or repayment of principal or trading at prices substantially below other below-investment grade debt securities of companies in similar industries.

The Fund may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If the Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Leverage Risk. The Fund's use of leverage creates the possibility of higher volatility for the Fund's Net Asset Value ("NAV"), share price and distributions. Leverage risk can be introduced through structural leverage (borrowings) or portfolio leverage through the use of certain derivative instruments held in the Fund's portfolio. Leverage typically magnifies the total return of the Fund's portfolio, whether that return is positive or negative. The use of leverage creates an opportunity for increased net income per share, but there is no assurance that the Fund's leveraging strategy will be successful.

Loans. The Fund may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. The Fund's investment in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When the Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When the Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, the Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. The Fund may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. The Fund may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by the Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of the Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When the Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by the Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities. The Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by the Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by the Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Trust's Deferred Fee Agreement entered into between the Fund and the Trustee(s). The Fund records the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Fund are shown on the Statement of Operations.

Indemnification. The Fund's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Fund. In the normal course of business, the Fund may also enter into contracts that provide general indemnification. The Fund's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Fund. The risk of material loss from such claims is considered remote.

Basis of Preparation. The Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Statement of Cash Flows. U.S. GAAP requires entities providing financial statements that report both financial position and results of operations to also provide a statement of cash flows for each period for which results of operations are

provided, but exempts investment companies meeting certain conditions. One of the conditions is that the enterprise had little or no debt, based on the average debt outstanding during the period, in relation to average total assets. Funds with certain degrees of borrowing activity, typically through the use of borrowing arrangements, have been determined to be at a level requiring a Statement of Cash Flows. The Statement of Cash Flows has been prepared using the indirect method which requires net increase/decrease in net assets resulting from operations to be adjusted to reconcile to net cash flows from operating activities.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

The Fund's investments are reported at fair value. Fair value is defined as the price that the Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. The Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of the Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of the Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When the Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by the Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review

methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.
Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.
Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Fund's major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service and are categorized in Level 2 of the fair value hierarchy. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security and are categorized in Level 2 of the fair value hierarchy.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Payable for Borrowings. The Fund uses a market yield approach, which utilizes expected future cash flows that are discounted using estimated current market rates. Discounted cash flow calculations may be adjusted to reflect current market conditions or the perceived credit risk of the Fund, as applicable. Consideration may also include an evaluation of collateral.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for the Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of September 30, 2016, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Fund uses derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Fund's financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. The Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to the Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, the Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

The Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Swap Agreements. The Fund may invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. A liquidation payment received or made at the termination or maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment to pay or receive periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which the Fund enters into a swap agreement is monitored by IICO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss the Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. The Fund may mitigate credit risk with respect to over-the-counter ("OTC") derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association,

Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of September 30, 2016:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Unrealized appreciation on forward foreign currency contracts	$13	$—	$13	$—	$—	$—	$13

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of year ended September 30, 2016:

Type of Risk Exposure	Assets		Liabilities	
	Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Foreign currency	Unrealized appreciation on forward foreign currency contracts	$13		$—

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended September 30, 2016:

	Net realized gain (loss) on:					
Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$ —	$—	$—	$(18)	$ (18)
Interest rate	—	(145)	—	—	—	(145)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended September 30, 2016:

	Net change in unrealized appreciation (depreciation) on:					
Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Foreign currency	$—	$—	$—	$—	$(17)	$(17)
Interest rate	—	18	—	—	—	18

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended September 30, 2016, the average derivative volume was as follows:

Forward foreign currency contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
$6	$—	$—	$459	$—	$—

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

5. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as the Fund's investment manager. The Fund has agreed to pay the Adviser a management fee at an annual rate of 1.00% of the average daily value of the Fund's "Managed Assets." The term Managed Assets means the Fund's total assets, including the assets attributable to the proceeds from any borrowings or other forms of structural leverage, minus liabilities, other than the aggregate indebtedness entered into for purposes of leverage.

Accounting Services Fees. The Fund has an Accounting Services and Administrative Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Fund, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, the Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average managed asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

The Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of managed assets with no fee charged for managed assets in excess of $1 billion. This fee is voluntarily waived by WISC until the Fund's managed assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Other Fees. The Fund pays all costs and expenses of its operations, including, but not limited to, compensation of its Trustees (other than those affiliated with the Adviser), custodian, administrator, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, listing fees and expenses, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.

6. RELATED PARTY TRANSACTIONS

The Fund is permitted to purchase or sell securities from or to certain affiliated funds under specified conditions outlined in procedures adopted by the Board. The procedures have been designed to ensure that any purchase or sale of securities by the Fund from or to another fund or portfolio that are, or could be, considered an affiliate by virtue of having a common investment adviser (or affiliated investment advisers), common Trustees or common officers, complies with Rule 17a-7 under the Act. Further, as defined under such procedures, each transaction is effected at the current market price. During the year ended September 30, 2016, the Fund engaged in purchases and sales of securities pursuant to Rule 17a-7 under the Act (amounts in thousands):

Purchases	Sales
$7,160	$12,485

7. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended September 30, 2016, were as follows:

Purchases		Sales	
U.S. Government	Other Issuers	U.S. Government	Other Issuers
$—	$133,098	$—	$141,624

8. BORROWINGS

The Fund entered into a $160 million ("Facility Limit") prime brokerage facility ("Borrowings") with Pershing LLC as a means of financial leverage. Interest was charged on the Borrowings at one month LIBOR plus 0.75% on the amount borrowed. There are no other fees associated with this borrowing arrangement. During the year ended September 30, 2016, the average daily balance outstanding and weighted interest rate on the Borrowings were $111,462,432 and 1.154%, respectively.

In order to maintain the Borrowings, the Fund must meet certain collateral, asset coverage and other requirements. Borrowings outstanding are secured by securities held by the Fund as noted in the Schedule of Investments.

Borrowings outstanding are recognized as "Payable for borrowing" on the Statement of Assets and Liabilities. Interest charged on the amount borrowed and undrawn balance are each recognized as a component of "Interest expense for borrowing" on the Statement of Operations.

9. CAPITAL SHARE TRANSACTIONS

The Fund has authorized 18,750,000 of $0.001 par value common shares of beneficial interest. There were no transactions in shares of beneficial interest during the year ended September 30, 2016.

10. COMMITMENTS

Bridge loan commitments may obligate the Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At year ended September 30, 2016, the Fund did not have any bridge loan commitments outstanding.

11. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at September 30, 2016 and the related unrealized appreciation (depreciation) were as follows:

Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Depreciation
$389,511	$12,107	$38,321	$(26,214)

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the year ended September 30, 2016 and the post-October and late-year ordinary activity were as follows:

Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
$198	$—	$—	$—	$—

Internal Revenue Code regulations permit the Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. The Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended September 30, 2016 and 2015 were as follows:

September 30, 2016		September 30, 2015	
Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
$26,540	$—	$31,550	$838

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of September 30, 2016 that may be available to offset future realized capital gains and thereby reduce future capital gain distributions. As of September 30, 2016, the capital loss carryovers were as follows:

Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
$8,601	$21,803

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses and foreign currency transactions. At September 30, 2016, the following reclassifications were made:

Undistributed Net Investment Income	Accumulated Net Realized Gain	Paid-In Capital
$(144)	$144	$—

To the Shareholders and Board of Trustees of Ivy High Income Opportunities Fund:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Ivy High Income Opportunities Fund (the "Fund"), as of September 30, 2016, and the related statements of operations and cash flows for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2016, by correspondence with the custodian, agent banks, and brokers; when replies were not received from brokers and agent banks, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Ivy High Income Opportunities Fund as of September 30, 2016, the results of its operations and cash flows for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the periods presented, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
November 18, 2016

The Fund hereby designates the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended September 30, 2016:

Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
$—	$—

Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from the Fund.

The tax status of dividends paid will be reported to you on Form 1099-DIV after the close of the applicable calendar year.

DIVIDEND REINVESTMENT PLAN

IVY HIGH INCOME OPPORTUNITIES FUND

Pursuant to the Fund's Dividend Reinvestment Plan (the "DRIP"), unless you elect to receive distributions in cash (i.e., opt-out), all dividends, including any capital gain dividends, on your common shares will be automatically reinvested by Computershare Trust Company, N.A., as agent for the shareholders (the "DRIP Agent"), in additional common shares under the DRIP. You may elect not to participate in the DRIP by contacting the DRIP Agent. If you do not participate, you will receive all cash distributions paid by check mailed directly to you by Computershare, Inc. as dividend paying agent.

If you participate in the DRIP, the number of common shares you will receive will be determined as follows:

(1) If the market price of the common shares on the record date (or, if the record date is not a New York Stock Exchange ("NYSE") trading day, the immediately preceding trading day) for determining shareholders eligible to receive the relevant dividend or distribution (the "determination date") is equal to or exceeds 98% of the net asset value per share of the common shares, the Fund will issue new common shares at a price equal to the greater of:

(a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date or

(b) 95% of the market price of the common shares on the determination date.

(2) If 98% of the net asset value per share of the common shares exceeds the market price of the common shares on the determination date, the DRIP Agent will receive the dividend or distribution in cash and will buy common shares in the open market, on the NYSE or elsewhere, for your account as soon as practicable commencing on the trading day following the determination date and terminating no later than the earlier of (a) 30 days after the dividend or distribution payment date, or (b) the record date for the next succeeding dividend or distribution to be made to the shareholders; except when necessary to comply with applicable provisions of the federal securities laws. If during this period: (i) the market price rises so that it equals or exceeds 98% of the net asset value per share of the common shares at the close of trading on the NYSE on the determination date before the DRIP Agent has completed the open market purchases, or (ii) if the DRIP Agent is unable to invest the full amount eligible to be reinvested in open market purchases, the DRIP Agent will cease purchasing common shares in the open market and the Fund shall issue the remaining common shares at a price per share equal to the greater of (a) 98% of the net asset value per share at the close of trading on the NYSE on the determination date, or (b) 95% of the then-current market price per share.

Common shares in your account will be held by the DRIP Agent in non-certificated form. Any proxy you receive will include all shares of common shares you have received under the DRIP.

You may withdraw from the DRIP (i.e., opt-out) by notifying the DRIP Agent in writing at P.O. Box 43078, Providence, Rhode Island 02940-3078. Such withdrawal will be effective immediately if notice is received by the DRIP Agent prior to any dividend or distribution record date; otherwise such withdrawal will be effective as soon as practicable after the DRIP Agent's investment of the most recently declared dividend or distribution on the common shares. The DRIP may be amended or supplemented by the Fund upon notice in writing mailed to shareholders at least 30 days prior to the record date for the payment of any dividend or distribution by the Fund for which the termination is to be effective. Upon any termination, the DRIP Agent will continue to hold whole shares for you in non-certificated form until otherwise notified by you, and will cause a cash adjustment for any fractional shares to be delivered to you after deducting brokerage commissions actually incurred. You may elect to notify the DRIP Agent in advance of such termination, or at any time following termination, to have the DRIP Agent sell part or all of your common shares on your behalf. You will be charged a service charge and the DRIP Agent is authorized to deduct brokerage charges actually incurred for this transaction from the proceeds.

There is no service charge for reinvestment of your dividends or distributions in common shares. However, all participants will pay a per share processing fee, which includes any brokerage commissions incurred by the DRIP Agent when it makes open market purchases. Because all dividends and distributions will be automatically reinvested in additional common shares, this allows you to add to your investment through dollar cost averaging, which may lower the average cost of your common shares over time. Dollar cost averaging is a technique for lowering the average cost per share over time if the Fund's net asset value declines. While dollar cost averaging has definite advantages, it cannot assure profit or protect against loss in declining markets.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon receiving dividends and distributions. Investors will be subject to income tax on amounts reinvested under the DRIP.

The Fund reserves the right to amend or terminate the DRIP if, in the judgment of the Board, the change is warranted. There is no direct service charge to participants in the DRIP; however, the Fund reserves the right to amend the DRIP to include a service charge payable by the participants.

Additional information about the DRIP and your account may be obtained from the DRIP Agent at P.O. Box 43078, Providence, Rhode Island 02940-3078 or by calling the DRIP Agent at (800)-426-5523.

The Fund is governed by the Board of Trustees (the "Board"). A majority of the Board members are not "interested persons" as defined in Section 2(a)(19) of the 1940 Act and therefore qualify as Disinterested Trustees. The Board elects the officers who are responsible for administering the Fund's day-to-day operations. The Trustees of the Fund are also trustees of 37 portfolios within the Ivy Funds (the "Ivy Trust"), an open-end management investment company. The Waddell & Reed Fund Complex (the "Fund Complex") is comprised of the Fund, the Ivy Trust and the "Advisors Fund Complex" (Waddell & Reed Advisors Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios). Jarold W. Boettcher, Joseph Harroz, Jr. and Henry J. Herrmann also serve as trustees of the Waddell & Reed Advisors Fund Complex.

Joseph Harroz, Jr. serves as Independent Chair of each fund in the Fund Complex.

The Board is classified into three classes—Class I, Class II and Class III—as nearly equal in number as reasonably possible, with the trustees in each class to hold office until their successors are elected and qualified. At each succeeding annual meeting of shareholders, the successors to the class of trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors.

Under the Fund's Amended and Restated Agreement and Declaration of Trust (the "Declaration of Trust") and its Amended and Restated By-Laws (the "Bylaws"), a Trustee may serve as a Trustee until his or her term expires, or until he or she dies, resigns, declares bankruptcy, is adjudicated incompetent or lacks capacity to perform the duties of the office, or removal. The Fund intends to hold annual meetings of shareholders so long as the common shares are listed on a national securities exchange and such meetings are required as a condition to such listing. Delaware law permits shareowners to remove Trustees under certain circumstances and requires the Trust to assist in shareholder communications.

The Statement of Additional Information ("SAI") for the Fund includes additional information about the Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Independent Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2008	President, Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present), Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present), Boettcher Aerial, Inc. (Aerial Ag Applicator) (1979 to present).	90	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Audit Committee Chairperson, Kansas Bioscience Authority (2009 to present); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Advisors Fund Complex (52 portfolios overseen); Trustee, IVH.

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

RENEWAL OF INVESTMENT MANAGEMENT AGREEMENT

At a meeting of the Board of Trustees (the "Board") of Ivy High Income Opportunities Fund (the "Fund") held on August 9, 2016, the trustees, including all of the trustees who are not "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "Independent Trustees"), considered and approved the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Fund.

The Board's Independent Trustees were assisted in their review by independent legal counsel, and met with such counsel separately from representatives of IICO. Independent legal counsel explained the factors that the Board should consider as part of its review of the Management Agreement, all as outlined in a memorandum it had provided to the Board prior to the meeting, including, among other things, the nature and the quality of the services provided by IICO, profitability (including any fall-out benefits) from the relationship with the Fund, economies of scale, the role played by the Independent Trustees, and information on comparative fees and expenses. The Independent Trustees also considered the written responses and materials produced by IICO in response to a 15(c) due diligence request list submitted by the Independent Trustees' legal counsel prior to the meeting. Included in those responses, which had been provided to the Board prior to the meeting, was a profitability analysis prepared by IICO, as well as an explanation of the methodology by which the profitability analysis was calculated. The Independent Trustees previously had reviewed and discussed these materials during a telephonic meeting in July 2016. The Board also received materials on performance and expenses. The Independent Trustees further reviewed these materials extensively among themselves and with their independent legal counsel at an executive session of the Independent Trustees on August 8, 2016 and at the August 9, 2016 Board meeting, during which the Board considered various factors described below, none of which by itself was considered dispositive. However, the material factors and conclusions that formed the basis for the Board's determination to approve the Management Agreement are discussed separately below.

Nature, Extent and Quality of Services

The Board considered the nature, extent and quality of services provided to the Fund by IICO, taking into account the large amount of materials produced by IICO in response to the 15(c) due diligence requests submitted on its behalf by independent legal counsel.

The Board likewise considered the knowledge it had received from its regular meetings and from the materials provided in connection with those meetings, such as IICO's quarterly Fund reports to the Board, including information on the fixed-income market generally, the Fund's portfolio composition, leverage, performance and share price discount as compared to similarly situated closed-end funds. The Board also noted that it had received information regarding the resources and key personnel of IICO, as well as the other services IICO provided to the Fund (such as, managing the quality of execution of portfolio transactions and the selection of broker-dealers for those transactions, monitoring adherence to the Fund's investment restrictions, providing support services for the Board and Board committees, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with the Fund's policies and procedures and with applicable laws and regulations). The Board also took into account the compliance environment at IICO, noting the resources that IICO has dedicated towards compliance. The Board concluded that the nature and extent of the services provided by IICO were appropriate, that the quality of those services had been consistent with quality norms in the industry and that the Fund was likely to benefit from the continued provision of those services.

Benefits from the Relationship with Fund

The Board next discussed whether IICO derives any other direct or indirect benefit from serving the Fund. The Board considered the benefits that accrue to each service provider organization from its respective relationship with the Fund, including the fact that a variety of services are provided by affiliates of IICO, including administrative and Fund accounting services. After full consideration of these and other factors, the Board concluded that none of IICO or any of its affiliates receives any additional direct or indirect benefits that would preclude the Board from approving the continuation of the Management Agreement.

Economies of Scale

The Board discussed whether economies of scale are being realized by the Fund and whether fee levels reflect those economies of scale for the benefit of the Fund's shareholders. The Board concluded that the Fund's asset size, closed-end structure and fee arrangement did not warrant the restructuring of fee breakpoints for the Fund at the current time.

Performance of the Fund and Costs of Services Provided

The Board considered the performance of the Fund and the costs of the services provided. Specifically, the Board examined the investment performance and share price discount of the Fund, including in light of the high yield market during the past year. After extensively reviewing all of the performance information provided, the Board concluded that the Fund's

performance was acceptable and that it would be in the best interests of the Fund and its shareholders to renew the Management Agreement.

The Board also considered the expenses and expense ratio of the Fund in light of the services provided by IICO. The Board compared the advisory fees that IICO (or an affiliate) charges for providing advisory services to other accounts in similar asset classes. In that regard, the Board noted that IICO performs significant additional services for the Fund as compared to those other accounts. The Board also took into account the information on IICO's profitability in managing the Fund, including the methodology used to calculate profitability. The Board finally considered the relatively fixed amount of assets in the Fund. After completing this examination, the Board concluded that the Fund's expenses are appropriate at the current time.

Independent Fee Consultant Review

Independent legal counsel, on behalf of the Independent Trustees, engaged an independent fee consultant to assist them in evaluating the reasonableness of the management fees charged by IICO to the Fund. The independent fee consultant reviewed the Fund's fees and performance with the Board and found both to be reasonable. The independent fee consultant's report also indicated that it believes that the level of profit earned by IICO from managing the Fund appears to be reasonable.

The following privacy notice is issued by Ivy High Income Opportunities Fund (the "Fund") and Ivy Investment Management Company ("IICO").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to effect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IFDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Fund, IICO, IFDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION IVY HIGH INCOME OPPORTUNITIES FUND

Proxy Voting Guidelines

A description of the policies and procedures the Fund uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION IVY HIGH INCOME OPPORTUNITIES FUND

Portfolio holdings can be found on the Fund's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of the Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Fund's Form N-Q. These holdings may be viewed in the following ways:

• On the SEC's website at www.sec.gov.

• For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE IVY HIGH INCOME OPPORTUNITIES FUND

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

CERTIFICATIONS IVY HIGH INCOME OPPORTUNITIES FUND

The Fund's Chief Executive Officer ("CEO") has submitted to the NYSE the annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Fund Manual. The Fund has filed with the SEC the certification of its CEO and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.

Visit us online at www.ivyinvestments.com

The Fund is managed by Ivy Investment Management Company.